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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 3 0 2020

FORM 11-K

Washington, DC

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from   to

Commission File number: 1-13546

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
750 Canyon Drive
Suite 300
Coppell, Texas 75019

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan
TABLE OF CONTENTS

STMicroelectronics, Inc. 401(k) Savings Plan

Financial Statements and
Supplemental Schedule
As of and for the years ended
December 31, 2019 and 2018

STMicroelectronics, Inc. 401(k) Savings Plan

Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

600 North Pearl, Suite 1700
Dallas, TX 75201

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the STMicroelectronics 401(k) Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the year ended December 31, 2019 and 2018, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Plan's auditor since 2003.

Dallas, Texas

June 26, 2020

Financial Statements

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2019	2018
Assets		
Investments, at fair value:		
Mutual funds	$ 373,956,689 $	317,797,569
Money market fund	41,472,228	46,191,411
STMicroelectronics N.V. stock fund	11,655,014	7,180,874
Self-directed brokerage accounts	8,807,667	7,208,801
Total investments	435,891,598	378,378,655
Notes receivable from participants	1,907,274	1,661,794
Net assets available for plan benefits	$ 437,798,872 $	380,040,449

See accompanying notes to financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31,		2019	2018
Additions			
Investment income (loss):			
Interest and dividends	$	17,307,730 $	23,193,668
Net appreciation (depreciation) in fair value of investments		68,665,774	(46,484,916)
Total investment income (loss)		85,973,504	(23,291,248)
Interest on participant notes receivable		75,741	66,955
Contributions:			
Employer contributions		5,604,112	5,324,935
Participant contributions		9,545,700	9,207,635
Total contributions		15,149,812	14,532,570
Total additions (deductions)		101,199,057	(8,691,723)
Deductions (credits)			
Benefits paid to participants		43,533,746	23,410,995
Administrative (credit) expense		(93,112)	148,630
Total deductions		43,440,634	23,559,625
Net increase (decrease)		57,758,423	(32,251,348)
Net assets available for plan benefits, beginning of year		380,040,449	412,291,797
Net assets available for plan benefits, end of year	$	437,798,872 $	380,040,449

See accompanying notes to financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer/Plan Administrator"). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration

The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the Plan's recordkeeper. Fidelity Management Trust Company is the Plan's trustee and is responsible for the custody and management of the Plan's assets.

Eligibility

All employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Code); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the United States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; (iv) an employee who is bound by a collective bargaining agreement; or (v) an employee who was not a participant in the superseded plan on December 31, 1995, and for whom contributions are being made to or benefits are being accrued under a foreign governmental pension plan or foreign social security system or under a pension plan maintained by an affiliated company primarily for the benefit of employees who are nonresident aliens with respect to the United States.

Contributions

Eligible employees may contribute up to 75% (or such lesser percentage as the President of STMicroelectronics, Inc. may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with guidance of the Internal Revenue Service. The Internal Revenue Service limitations were $19,000 and $18,500 for 2019 and 2018, respectively, with an additional $6,000 catch-up for employees 50 or older during the calendar year 2019 and 2018. Employer contributions are made by STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service. Rollover contributions are also made from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting

Participants are immediately fully vested in both their contributions and STM contributions and the earnings thereon.

Benefit Payments

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ years of age may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Administrative Expense (Credit)

STM pays all administrative expenses of the Plan, except for participant loan fees. An administrative credit is granted to the Plan in the event costs exceed agreed upon compensation limits. Any credits received are then used by the Plan to fund participant communications.

Notes Receivable from Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. The repayment period for participant loans cannot exceed five years. At December 31, 2019 and 2018, the loans bear interest in the range of 3.25% to 5.50%. The loans are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note.

Notes receivable from participants are measured at unpaid principal balance plus accrued but unpaid interest, which approximates fair value. Interest income on participant loans is recorded as earned. Delinquent notes are recorded as distributions based on the terms of the Plan document. The Plan does not record an allowance for loan losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Options

As of December 31, 2019 and 2018, participants of the Plan may allocate contributions among 38 and 40 investment options, respectively. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to either the STMicroelectronics N.V. Stock Fund or the self-directed brokerage account is set at 25% of eligible contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared based on accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks and uncertainties, such as interest rate risk, market risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

Investments are measured at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Additions are recognized when earned and deductions are recorded when incurred. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.
The Plan presents in the statements of changes in net assets available for plan benefits the net depreciation or net appreciation in fair value of investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Concentrations of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

4. Fair Value Measurement

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

  a. Quoted prices for similar assets or liabilities in active markets
  b. Quoted prices for identical assets or liabilities in inactive markets
  c. Inputs other than quoted prices that are observable for the asset or liability
  d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds
Mutual funds are investments registered under the Investment Company Act of 1940. The fair market value of the fund is based on its calculated net asset value (NAV) at the close of business of the appropriate exchange, considering the value of the fund assets at that time. The values of the assets are generally based on market quotations or official closing prices. The fair market value of the funds is based on the fund's NAV, which is the price to sell one share of the fund. The NAV is readily available on the appropriate exchange. Mutual funds are classified as Level 1.

Money Market Fund
The money market fund is a mutual fund that invests in short-term debt securities such as U.S. Treasury Bills and commercial paper. The NAV of the fund is based on calculations performed by Fidelity Pricing and Cash Management Services using the underlying investments. As such, the hierarchical level for the fair value inputs of the fund is based on the appropriate level of the investments contained in the fund. The underlying investments consist primarily of mutual funds with the characteristics described in mutual funds above. Further, the NAV of the fund is readily available on the appropriate exchange. As a result, this fund is classified as Level 1.

STMicroelectronics N.V. Stock Fund
The STMicroelectronics N.V. Stock Fund is comprised primarily of the stock of the parent company of STM, as well as short-term investments (interest-bearing cash) designed to allow for purchases and sales without the usual trade settlement period for individual stock transactions. The fair value of the fund is based on the per share price as quoted in an active market and weighted with the amount of cash held to settle daily transactions. The total fair value of the fund is classified as Level 1.

Self-directed Brokerage Account
The Brokeragelink account is a self-directed brokerage account that allows participants to invest in a wide variety of securities. Depending upon the nature of the investments, the fair value inputs could be classified as Level 1, Level 2, or Level 3. The majority of the investments in the Brokeragelink account were cash reserves, mutual funds, and publicly traded securities with quoted prices in active markets. As such, the value of the Brokeragelink account is classified as Level 1 in the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy, the Plan investments measured at fair value on a recurring basis, as of December 31, 2019 and 2018.

	Investments at Fair Value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 373,956,689	$ -	$ -	$ 373,956,689
Money market fund	41,472,228	-	-	41,472,228
STMicroelectronics N.V. stock fund	11,655,014	-	-	11,655,014
Self-directed brokerage accounts	8,807,667	-	-	8,807,667
Total investments	$ 435,891,598	$ -	$ -	$ 435,891,598

STMicroelectronics, Inc. 401(k) Savings Plan

Notes to Financial Statements

	Investments at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 317,797,569	$ -	$ -	$ 317,797,569
Money market fund	46,191,411	-	-	46,191,411
STMicroelectronics N.V. stock fund	7,180,874	-	-	7,180,874
Self-directed brokerage accounts	7,208,801	-	-	7,208,801
Total investments	$ 378,378,655	$ -	$ -	$ 378,378,655

5. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions.

In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of STM. At December 31, 2019 and 2018, the Plan held 433,111 and 517,354 shares, respectively, of the parent company's common stock, with a cost basis of $4,946,760 and $5,816,914, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contributions due under the Plan and each participant shall be 100% vested in the Plan.

7. Tax Status

The Plan obtained its latest determination letter on April 20, 2018, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

8. Subsequent Events

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan's investment portfolio has incurred a decline in fair value since December 31, 2019. Because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan's liquidity cannot be determined at this time.

On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security ("CARES") Act." The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the provision for special coronavirus distributions up to $100,000 and the provision for loan payments due between March 27, 2020 and December 31, 2020 to be deferred for up to one year.

Supplemental Schedule

STMicroelectronics, Inc. 401(k) Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2019

EIN: 04-2495946
Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Brokeragelink	Various	**	$ 8,807,667
	Cohen & Steers Institutional Realty Shares	Mutual Fund	**	5,782,749
*	Fidelity 500 Index Fund	Mutual Fund	**	46,530,012
*	Fidelity Balanced Fund - Class K	Mutual Fund	**	9,501,879
*	Fidelity Contrafund - Class K	Mutual Fund	**	54,324,037
*	Fidelity Emerging Markets Fund - Class K	Mutual Fund	**	4,419,734
*	Fidelity Freedom 2005 Fund - Class K	Mutual Fund	**	13,877
*	Fidelity Freedom 2010 Fund - Class K	Mutual Fund	**	2,061,394
*	Fidelity Freedom 2015 Fund - Class K	Mutual Fund	**	3,159,384
*	Fidelity Freedom 2020 Fund - Class K	Mutual Fund	**	11,748,909
*	Fidelity Freedom 2025 Fund - Class K	Mutual Fund	**	27,646,564
*	Fidelity Freedom 2030 Fund - Class K	Mutual Fund	**	28,096,350
*	Fidelity Freedom 2035 Fund - Class K	Mutual Fund	**	20,435,614
*	Fidelity Freedom 2040 Fund - Class K	Mutual Fund	**	15,037,738
*	Fidelity Freedom 2045 Fund - Class K	Mutual Fund	**	6,272,140
*	Fidelity Freedom 2050 Fund - Class K	Mutual Fund	**	2,552,374
*	Fidelity Freedom 2055 Fund - Class K	Mutual Fund	**	912,684
*	Fidelity Freedom 2060 Fund - Class K	Mutual Fund	**	113,872
*	Fidelity Freedom Income Fund - Class K	Mutual Fund	**	1,268,540
*	Fidelity High Income Fund	Mutual Fund	**	7,432,096
*	Fidelity Investments Money Market Government Portfolio - Class I	Money Market Fund	**	41,472,229
*	Fidelity International Index Fund	Mutual Fund	**	3,686,016
*	Fidelity Low-Priced Stock Fund - Class K	Mutual Fund	**	7,194,061
*	Fidelity Mid-Cap Stock Fund - Class K	Mutual Fund	**	6,337,907
*	Fidelity Puritan Fund - Class K	Mutual Fund	**	14,054,211
*	Fidelity U.S. Bond Index Fund	Mutual Fund	**	17,489,753
	Harbor Capital Appreciation Fund Institutional Class	Mutual Fund	**	9,184,696
	Invesco Diversified Dividend Fund Class R6	Mutual Fund	**	8,109,997
	MFS International Diversification Fund Class R6	Mutual Fund	**	2,248,008
	PIMCO Real Return Fund Institutional Class	Mutual Fund	**	2,429,711
	PIMCO Total Return Fund Institutional Class	Mutual Fund	**	10,807,532
*	STMicroelectronics N.V. Stock Fund	Stock Fund	**	11,655,014
	Vanguard Growth Index Fund Institutional Shares	Mutual Fund	**	18,865,662
	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual Fund	**	12,732,702
	Vanguard Value Index Fund Institutional Shares	Mutual Fund	**	10,729,236
	Vanguard Small-Cap Index Fund Admiral Shares	Mutual Fund	**	386,981
	Wasatch Core Growth Fund Institutional Class Shares	Mutual Fund	**	1,888,699
	Wells Fargo Special Small Cap Value Fund - Class R6	Mutual Fund	**	501,569
	Total investments			$ 435,891,598
*	Participant Loans	Interest rate at 3.25% to 5.50%, maturing between 1 and 5 years and collateralized by the participant's account balance	-	1,907,274
	Total			$ 437,798,872

* A party-in-interest as defined by ERISA.
** Cost is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its be behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 26, 2020

By: ___/s/Kevin Fillip_____
Name: Kevin Fillip
Title: Vice-President, General Counsel
STMicroelectronics, Inc.

INDEX O EXHIBITS

Exhibit 23



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

600 North Pearl, Suite 1700
Dallas, TX 75201

Consent of Independent Registered Public Accounting Firm

STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-109572) of STMicroelectronics NV of our report dated June 26, 2020, relating to the financial statements and supplemental schedule of STMicroelectronics, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2019.

BDO USA, LLP

BDO USA, LLP
Dallas, Texas

June 26, 2020